UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-                        .

TABLE OF CONTENTS

Exhibits

99.1	Management’s Discussion and Analysis and Interim Financial Statements for the three-month period ended March 31, 2007

99.2	Form 52-109FT2 Certification of Interim Filings – CFO

99.3	Form 52-109FT2 Certification of Interim Filings – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: May 16, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Q1 quarterly report 2007

optimizing the release curve

labopharm

Labopharm Q1 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three-month period ended March 31, 2007

The following information should be read in conjunction with our unaudited consolidated financial statements as at March 31, 2007 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2006. Our unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Company for the quarter ended March 31, 2007, as compared to the quarter ended March 31, 2006. This review was performed by management with information available as at May 9, 2007. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties, as described in the section entitled “Other Risks and Uncertainties”. Actual results, levels of activity, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including among other things: the successful and timely completion of clinical studies, the difficulty of predicting United States Food and Drug Administration, or FDA, approval, acceptance and demand for new pharmaceutical products, the impact of competitive product and pricing, new product development and launch, reliance on key strategic alliances, availability of raw material, reliability of key third-party service providers, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions and fluctuations in operating results.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on improving existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our primary focus is on the global commercialization of our lead product, a once-daily formulation of the pain-killer tramadol designed to address the worldwide market for moderate to severe pain. Our global commercialization program recognizes three markets: Europe, the United States, and the rest of the world. We intend to market our once-daily tramadol product primarily through a series of marketing and distribution arrangements. To date, we have entered into licensing agreements for the distribution of our once-daily tramadol product in 44 countries: the United States, 22 European countries, Mexico and 20 Latin American and Caribbean countries. We are also in discussion with potential partners to commercialize our once-daily tramadol product in other jurisdictions.

In Europe, our once-daily tramadol was approved in 22 European countries under the Mutual Recognition Procedure in September 2005, and Marketing Authorizations (MA) have been obtained for most individual European countries. Our partners launched our product in Germany in November 2005, in Slovakia and in the Czech Republic in July 2006, in Italy in December 2006, in Spain, the United Kingdom and France in January 2007, in Belgium in February 2007 and we shipped products for Austria in March 2007 in anticipation of an upcoming launch. With the delivery of products to these countries, our product is actively marketed across the majority of the European market for tramadol products. We plan to continue launching throughout 2007 in other countries in which our once-daily tramadol product has been approved. We have also submitted an application for approval in Switzerland.

In the United States, on September 28, 2006, we received an approvable letter from the Food and Drug Administration (FDA) indicating that our once-daily formulation of tramadol is approvable, subject to the resolution of certain issues. Following discussions with the FDA, we submitted our response to the matters raised in the approvable letter for once-daily tramadol on December 19, 2006, and on January 16, 2007, our response to matters raised by the FDA in the approvable letter was accepted for review by the FDA as complete. The action date assigned by the FDA under the Prescription Drug User Fee Act (PDUFA) is June 19, 2007. Obtaining regulatory approval in the U.S. remains a top priority and we are working actively with Purdue Pharma Products L.P. (Purdue Pharma), our commercialization partner, to prepare for the U.S. launch of our product as rapidly as possible, following the resolution of the approval process with the FDA.

During the quarter ended March 31, 2007, Mary Anne Heino was appointed Vice-President Sales and Marketing with the responsibility of overseeing our global sales and marketing function. Ms. Heino is also assuming the role of President of our wholly-owned subsidiary, Labopharm USA, Inc., in which she is responsible for developing our presence in the United States and for building our global sales and marketing function, beginning in the United States. As part of her responsibilities, she oversees management of our relationship with our marketing partner for once-daily tramadol in the U.S., Purdue Pharma, towards the launch of once-daily tramadol, as well as the planned initiative under which Purdue Pharma will assist us in building and training our own sales force to pursue certain specialty markets in the U.S.

In the rest of the world, we are leveraging our European approval to obtain additional approvals. We have received approval in Mexico and more recently in Chile and are planning to submit a regulatory file for approval of once-daily tramadol in other Latin American and Caribbean countries in the near future. We have entered into a marketing and distribution arrangement with

Management’s Discussion and Analysis

GSK with the goal of launching the product in Mexico in late 2007, and in Latin America and the Caribbean throughout 2008. We have also submitted applications for approval in Canada and Australia in 2006, and Russia and Israel during the first quarter of 2007, and have signed letters of intent with potential partners for the Israel and South Korean markets and are pursuing additional marketing partnerships for our once-daily tramadol product in other key markets around the world.

We are also developing additional product candidates using our drug delivery technologies and formulation expertise including a once-daily formulation of the anti-depressant trazodone which is in the clinical stage of development. In addition, using our Contramid® technology, we are currently pursuing tramadol line extensions, including combination products, abuse-resistant formulations which may be developed for multiple pain drugs including opioids, and fast- and slow-release films. We are also developing novel polymeric nano-delivery systems for delivery of water-insoluble and poorly bio-available drugs; included in the research and development work to date, proof of concept studies have been completed for an anesthetic agent, propofol, as well as for certain intravenous cancer drugs.

Our Goal

Our goal is to become a fully integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key driver of our performance as we move towards achieving profitability. Through our license and distribution agreements, we will continue to launch our once-daily tramadol product in various markets throughout 2007 and 2008. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or regulatory pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval process required before we can market our once-daily tramadol in each jurisdiction.

Revenue to date has been generated primarily by our licensing and distribution agreements and in prior periods by our research collaboration agreements. Since 2002, we have secured ten licensing agreements for marketing and distribution of our once-daily tramadol product that cover 44 countries. To date, we have received approximately $37 million of licensing payments from our once-daily tramadol product licensees, including $23.1 million (US$20 million) from Purdue Pharma received in 2005. We will also receive additional licensing payments from Purdue Pharma upon achieving various milestones, including upon the regulatory approval of our once-daily tramadol product in the U.S.; US$20 million if such approval is obtained by September 30, 2007, and declining to US$10 million if such approval is obtained by September 30, 2008. We are also eligible to receive from Purdue Pharma up to US$110 million upon meeting specified sales targets, which is unaffected by the timing of regulatory approval, as well as royalties at rates ranging from 20% to 25% of net product sales.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts. The net proceeds from the financing completed in the second quarter of fiscal 2006 allow us to further expand our research and development activities for new product candidates and more rapidly advance the development of existing products within our pipeline.

Selling, General and Administrative Expenses

As we transition from a purely research and development organization to a commercial organization with product sales revenue, our selling, general and administrative expenses will necessarily increase as we build our infrastructure with respect to sales, marketing, manufacturing, pharmacovigilance, product support, and quality, among other areas. These incremental costs to support commercial operations and product sales are necessary in order for us to remain a world class organization with increasingly diverse operations, other than purely research and development.

Labopharm Q1 2007

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) recently released the following Handbook Sections: 3855, Financial Instruments—Recognition and Measurement; 1530, Comprehensive Income; 3251, Equity; 3865, Hedges; and 1506, Accounting Changes. We adopted these sections on January 1, 2007. The impact of the adoption of these sections on our interim consolidated financial statements is presented below.

Financial Instruments—Recognition and Measurement

This new Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures depending on financial instrument’s classification. Additionally, changes in subsequent measurements, if any, are recognized in net income or comprehensive income depending on its classification.

Under the new Section, all financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. Also, all financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and non-trading liabilities, which should be measured at amortized cost using the effective interest method of amortization. The effective interest related to the financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading is included in net income for the period in which it arises. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income, or if there has been a loss in value of such investment that is other than a temporary decline, the investment should be written down and the impairment loss should be recognized in net income.

We have classified our cash and cash equivalents as held for trading, our marketable securities as available-for-sale and the accounts receivable have been classified as loans and receivables. Deferred financing costs have been deducted from the carrying value of the long-term debt. The accounts payable and the long-term debt have been classified as other financial liabilities. Upon initial application of this Section, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to the opening balance of deficit or accumulated other comprehensive income, depending on the classification of the existing asset or liability. The initial measurement of our financial instruments did not result in any adjustment to the opening balance of deficit or accumulated other comprehensive loss and resulted in an unrealized loss on available-for-sale marketable securities of $81,000 recorded in accumulated other comprehensive loss in the current quarter.

Comprehensive Income (Loss) and Equity

Section 1530 establishes standard for reporting comprehensive income (loss) and as a result of the adoption of this new Section the cumulative amount, i.e. accumulated other comprehensive income (loss), is presented separately under shareholders’ equity (deficiency) in the consolidated balance sheets and a reconciliation of the accumulated other comprehensive income (loss) as well as the comprehensive income (loss) for the period is presented as part of the consolidated interim statements of shareholders’ equity (deficiency).

Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that off-setting gains, losses, revenue and expenses are recognized in the same period. The adoption of this standard had no impact on our consolidated results of operations or financial position.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical [the standard provides specific guidance as to what is considered impractical]; expanded disclosures about the effects of changes in accounting policies, estimates and errors to the financial statements, and disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. The adoption of this standard did not have a significant impact on our consolidated results of operations or financial position.

Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis as included in our annual report for the year ended December 31, 2006.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Revenue

For the quarter ended March 31, 2007, total revenue amounted to $5,413,000 compared to $4,271,000 for the quarter ended March 31, 2006.

For the quarter ended March 31, 2007, product sales were $3,392,000 compared to $2,045,000 for the corresponding period last year and consisted of sales of our once-daily tramadol product in Europe. In 2006 our product sales were exclusively to our German partner, HEXAL AG, whereas in 2007 we delivered products in the following countries: France, Germany, Italy, Czech Republic, Slovakia, Spain and we made an initial shipment to our marketing partner in Austria. Lower average selling prices per tablet in 2007 compared to 2006, were more than offset by the increase in volume. Sales in Germany, France and Italy included the sale of samples for the initial promotion of the product.

During the first quarter of 2007, we recognized licensing revenue of $2,021,000, representing a portion of the licensing payments received from our marketing and distribution partners, under our licensing and distribution agreements for once-daily tramadol. Licensing revenue for the quarter ended March 31,2006 was $2,226,000. The decrease in licensing revenue recognized in the first quarter 2007 is attributable to the extension of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma. We currently are recognizing this up-front payment on a straight-line basis until February 2009, which is the estimated term over which we will be maintaining substantive contractual obligations namely providing development activities and taking the product through approval, and supplying product. Over the next several quarters, we anticipate receiving additional milestone payments as provided for in existing licensing and distribution agreements for once-daily tramadol as we receive market and/or price approvals or launch the product in the various countries. These licensing payments are generally recognized linearly over the estimated term during which we maintain substantive contractual obligations, as provided for in our revenue recognition policy.

Cost of Goods Sold

For the quarter ended March 31, 2007, cost of goods sold was $1,701,000 compared to $1,021,000 for the quarter ended March 31, 2006. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, and third-party packaging costs for our once-daily tramadol product. Gross margin as a percentage of product sales revenue was 50% for the quarters ended March 31, 2007 and 2006. Lower average selling prices per tablet in 2007 were offset by lower manufacturing costs. We are currently manufacturing products exclusively from our large-scale supplier at a significantly lower manufacturing cost per tablet than the corresponding quarter in 2006 when we were manufacturing exclusively at a small-scale manufacturer at a higher cost per tablet. We will continue to pursue other avenues to reduce our cost of goods sold.

Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

For the quarters ended March 31,	2007 $	2006 $
Product sales	3,392,000	2,045,000
Cost of goods sold	1,701,000	1,021,000

Gross margin on product sales	1,691,000	1,024,000
Gross margin percentage	50%	50%

Labopharm Q1 2007

Research and Development Expenses

Research and development expenses (before government assistance) for the quarter ended March 31, 2007 were $5,065,000 compared with $6,395,000 for the quarter ended March 31, 2006. This decrease is primarily the result of the timing and progress of our clinical trial program for our once-daily tramadol product, particularly the MDT3-005 phase III trial in the U.S., which was ongoing in the first quarter of 2006 and was subsequently completed in the second quarter of 2006. This decrease was partially offset by a general increase in 2007 of our research and development activities as we pursue development of existing and new product candidates for our product pipeline. The quarter ended March 31, 2007 additionally included costs related to the initiation of our planned phase III clinical trial for our once-daily trazodone product.

Research and development tax credits for the quarter ended March 31, 2007 were $809,000 compared to $720,000 in the comparative quarter. The research and development tax credits by jurisdiction are as follows:

For the quarters ended March 31,	2007 $	2006 $
Canadian Federal research and development tax credits	525,000	496,000
Provincial research and development tax credits	284,000	224,000

	809,000	720,000

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter ended March 31, 2007 were $5,385,000 compared to $3,026,000 for the quarter ended March 31, 2006. The increase is due in part to the non-cash stock-based compensation expense included in selling, general and administrative expenses which increased by $722,000 in 2007 compared to the first quarter of 2006. In 2006, the board of directors decided that the option grants to executive officers will be held after the approval of the annual financial statements, during the first quarter of 2007, to better align remuneration with the Company’s financial performance, rather than prior to the year-end as in previous years. The increase in selling, general and administrative expenses can also be explained by the higher headcount and related compensation expense, by increased legal and patent consulting fees, by the incremental costs related to our NASDAQ listing and by pharmacovigilance and other operational costs as we transition from a research and development company to a commercial operation.

Financial Expenses

Financial expenses for the first quarter ended March 31, 2007 amounted to $549,000 compared to $729,000 in 2006. The decrease is primarily due to the declining balance on our term loan agreement.

Interest Income

Interest income for quarter ended March 31, 2007 was $972,000 compared with $208,000 for the quarter ended March 31, 2006. The increase is primarily attributable to the higher cash and investment balances resulting from the public offering completed in May 2006. In addition, the average rate of return earned on our investments in the first quarter of 2007 was higher than in 2006.

Foreign Exchange Gain

For the quarter ended March 31, 2007 we recorded a foreign exchange gain of $6,000, compared to a gain of $182,000 for the quarter ended March 31, 2006. Foreign exchange gain for the quarter ended March 31, 2006 was explained primarily by the relative strengthening of the Euro versus the Canadian currency and the favorable impact it had on cash held in euros.

Net Loss

Net loss for the quarter ended March 31, 2007 was $6,499,000 or $0.11 per share, compared with $6,797,000, or $0.16 per share, for the quarter ended March 31, 2006. The decrease in net loss is the result of higher revenue, including higher interest income, lower expenses related to the clinical trial program for our once-daily tramadol product, partially offset by increased selling, general and administrative expenses as we transition to a commercial operation. The decrease in the net loss per share is also the result of the higher weighted average number of common shares outstanding for the quarter ended March 31, 2007 compared to 2006, primarily due to the share issuance in May 2006.

Management’s Discussion and Analysis

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Three months ended
$OOOs except per share data	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005
Revenue	5,413	5,158	3,326	3,119	4,271	2,415	72	11
Net loss	(6,499)	(7,165)	(4,361)	(5,542)	(6,797)	(11,067)	(7,549)	(8,789)
Basic and diluted net loss per share	(0.11)	(0.13)	(0.08)	(0.11)	(0.16)	(0.26)	(0.18)	(0.21)

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities as at March 31, 2007 were $94,137,000. Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities should be sufficient to finance our operations and capital needs beyond the next twenty-four months. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

Funds used in operating activities prior to net changes in non-cash operating items amounted to $4,418,000 for the quarter ended March 31, 2007 compared to $5,870,000 for the comparative quarter, primarily reflecting our lower net loss and our higher non-cash stock-based compensation. Funds generated by our non-cash operating items were $1,168,000 in 2007 compared to $4,886,000 of fund used in our non-cash operating items in 2006. This variance reflects primarily the receipt, in the current quarter, of the research and development tax credits relative to 2005 and other receivables, while in the comparative quarter our inventories and our accounts receivables were increasing in conjunction with the planned launches of our once-daily tramadol product.

Funds provided from investing activities for the quarter ended March 31, 2007 amounted to $17,497,000, reflecting primarily the proceeds from the maturities of marketable securities net of the reinvestment in marketable securities of these proceeds, compared to $970,000 of funds provided from investing activities for the corresponding quarter. Capital expenditures for the current quarter were $894,000 compared to $274,000 for quarter ended March 31, 2006. Capital expenditures for the quarter were primarily related to acquisition of laboratory equipment and office and information technology equipment.

For the quarter ended March 31, 2007, funds used in our financing activities amounted to $950,000 compared to $193,000 of funds generated from financing activities for the quarter ended March 31, 2006. For the quarter ended March 31, 2007, the term loan principal repayments were $1,043,000 compared to $537,000 in 2006, in accordance with the loan amortization schedule. For the current quarter, proceeds of $115,000 were obtained from the exercise of stock options compared to $750,000 for the corresponding quarter.

As at March 31, 2007, working capital1 was $85,348,000. Accounts receivable totalled $2,910,000 as at March 31, 2007 and included primarily trade receivables, accrued interest on investments and sales tax receivable. Research and development tax credits receivable totalled $829,000 and included the estimated tax credits for the year ended December 31, 2006 and the first three months of 2007. Inventories totalled $4,852,000 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization and in preparation for commercial launch of our product in other European countries and in the U.S. Accounts payable and accrued liabilities totalled $7,592,000 as at March 31, 2007 and included trade payables and other payables and reserves. Deferred revenue totalled $24,037,000 as at March 31, 2007 and included the unrecognized portion of the licensing payments received from the various licensees of once-daily tramadol. These licensing fees will be recognized as revenue generally over the term during which we maintain substantive contractual obligations.

Cash, cash equivalents and marketable securities totalled $94,137,000 as at March 31, 2007 compared to $99,469,000 as at December 31, 2006, a decrease of $5,332,000, primarily as a result of funds applied to operating activities. The investment of these funds is governed by our corporate investing policy. As at March 31, 2007, our marketable securities included commercial paper from major Canadian corporations, and bonds issued by government agencies and Canadian corporations.

[1]

Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

Labopharm Q1 2007

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of shares outstanding as of May 9, 2007, is 56,792,963 and has increased by 10,000 since March 31, 2007 due to the exercise of stock options. The number of options outstanding as of May 9, 2007 is 4,054,925 and has increased by 220,000 since March 31, 2007 due to the granting of 230,000 options, net of the exercise of 10,000 options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from licensing and distribution agreements and research contracts is, and will be, primarily in U.S. dollars or Euros. In addition, in June 2005 we also contracted a $10 million term loan denominated in U.S. currency, the outstanding balance of which was US$5,702,000 as of March 31, 2007. A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the U.S. dollar or Euro, could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without incurring undue risk. To achieve this objective, we invest in highly liquid and high quality debt instruments or commercial paper of major corporations, government agencies and financial institutions with maturities generally of less than one year. A significant change in interest rates could have a material effect on the fair value of our investments if these investments are not held to maturity.

RECENT ACCOUNTING PRONOUNCEMENTS

The CICA has issued the following new Handbook Sections which are effective for interim periods beginning on or after October 1, 2007:

Section 3862, “Financial Instruments - Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

Section 3863, “Financial Instruments - Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 “Financial Instruments - Disclosure and Presentation”. We do not expect the adoption of this new Section to have a significant effect on our consolidated financial statements.

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

CONTROLS AND PROCEDURES

The President and Chief Executive Officer Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2007 and have concluded that our disclosure controls and procedures provide reasonable assurance that material information relating to us, including our consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

There were no changes in our internal controls over financial reporting that occurred during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s Discussion and Analysis

OTHER RISKS AND UNCERTAINTIES

Were any of the following risks to occur, our business, results of operations or financial condition could be materially adversely affected:

•

We have not generated significant revenue to date and expect to continue to experience losses. We may never achieve profitability and our failure to become and remain profitable would depress the market price of our common shares and could impair our ability to raise capital, expand our business, expand our product pipeline or continue our operations.

•

We depend heavily on the success of our lead product candidate, our once-daily tramadol, and if our NDA for our once-daily tramadol product is not approved by the FDA on a timely basis or at all, it would have a material adverse effect on our business.

•	Our products, including our once-daily tramadol product, if approved for marketing, may fail to achieve market acceptance.

•	Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

•

We may require additional funding and may not be able to raise additional capital in which case we will be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

•	We may not achieve our projected development goals in the time frames we announce and expect.

•	If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

•	If we fail to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize our products.

•

Even if we obtain marketing approval, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended.

•

Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

•	We may become involved in lawsuits to protect or enforce our intellectual property rights that would be expensive and time consuming.

•	Rapid technological change could make our products or drug delivery technologies obsolete.

•	We have received regulatory approval for only one product that uses any of our drug delivery technologies.

•

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

•	Disputes may arise regarding the ownership or inventorship of our products and technologies.

•	In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

•	We currently have a single source of supply for our Contramid® cross-linked high amylose starch.

•

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

•	We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

•	We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

•	Our agreements relating to the development and distribution of products may expose us to a number of risks.

•	If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

•	We have international operations that expose us to additional business risks.

•

We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

•	We may incur losses associated with foreign currency fluctuations.

•	Generic drug manufacturers will increase competition for certain products and may reduce our royalties.

•	Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

Labopharm Q1 2007

•

If we are unable to obtain adequate reimbursement from governments or third-party payors for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

•	Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

•	We are subject to the risk of product liability claims, for which we may not have or will not be able to obtain adequate insurance coverage.

•	Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

•	Our tax planning strategies are subject to audit from taxation authorities. The outcome of these audits may result in material taxes payable or an increase in expected future tax rates.

•	Our share price has been volatile, and the price of our common shares could decline.

•	Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

•	We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

•	We may be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors.

•

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

Consolidated Financial Statements

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS [Unaudited]

For the three months ended: [Thousands of Canadian dollars, except share and per share amounts]	March 31, 2007 $	March 31,2006 $
REVENUE
Product sales	3,392	2,045
Licensing	2,021	2,226

	5,413	4,271

EXPENSES
Cost of goods sold (excluding amortization)	1,701	1,021
Research and development expenses, net [note 4]	4,256	5,675
Selling, general and administrative expenses	5,385	3,026
Financial expenses	549	729
Depreciation and amortization	472	428
Interest income	(972)	(208)
Foreign exchange gain	(6)	(182)

	11,385	10,489

LOSS BEFORE INCOME TAXES	(5,972)	(6,218)
Provision for income taxes
Current	527	579

NET LOSS FOR THE PERIOD	(6,499)	(6,797)

NET LOSS PER SHARE—BASIC AND DILUTED	(0.11)	(0.16)

Weighted average number of shares outstanding	56,772,685	43,754,591

See accompanying notes

Labopharm Q1 2007

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS [Unaudited]

For the three months ended: [Thousands of Canadian dollars]	March 31, 2007 $	March 31, 2006 $
OPERATING ACTIVITIES
Net loss for the period	(6,499)	(6,797)
Items not affecting cash:
Depreciation of property, plant and equipment	414	367
Amortization of intangible assets	58	61
Amortization of deferred financing costs	—	57
Amortization of premium on marketable securities	74	—
Non-cash financial expenses	41	—
Unrealized foreign exchange gain	(12)	(99)
Stock-based compensation	1,506	541

	(4,418)	(5,870)
Net change in non-cash operating items	1,168	(4,886)

	(3,250)	(10,756)

INVESTING ACTIVITIES
Acquisition of marketable securities	(43,023)	(3,333)
Proceeds from maturities of marketable securities	61,414	4,577
Acquisition of property, plant and equipment	(820)	(211)
Acquisition of intangible assets	(74)	(63)

	17,497	970

FINANCING ACTIVITIES
Repayment of capital lease obligations	(22)	(20)
Repayment of long-term debt	(1,043)	(537)
Proceeds from issuance of capital stock [note 6]	115	750

	(950)	193

Foreign exchange gain (loss) on cash held in foreign currencies	(83)	78
Net increase (decrease) in cash and cash equivalents during the period	13,214	(9,515)
Cash and cash equivalents, beginning of period	13,722	20,282

Cash and cash equivalents, end of period	26,936	10,767

Cash flows include the following items:
Interest paid	411	544
Income taxes paid	—	52

See accompanying notes

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS [Unaudited]

[Thousands of Canadian dollars]	As at March 31, 2007 $	As at Dec. 31, 2006 [note 2] $
ASSETS [note 1]
Current
Cash and cash equivalents	26,936	13,722
Available-for-sale marketable securities [note 3]	67,201	85,747
Accounts receivable	2,910	4,002
Research and development tax credits receivable	829	1,869
Income taxes receivable	464	939
Inventories [note 5]	4,852	5,287
Prepaid expenses and other assets	1,943	1,384

Total current assets	105,135	112,950

Restricted long-term investments	1,279	1,280
Property, plant and equipment, net	10,955	10,909
Intangible assets	3,221	3,205
Deferred financing costs [note 3]	—	156
Future income tax asset	134	134

	120,724	128,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	7,592	8,908
Current portion of deferred revenue	8,000	7,916
Current portion of obligations under capital leases	99	94
Current portion of long-term debt	4,096	4,425

Total current liabilities	19,787	21,343

Deferred revenue	16,037	16,593
Obligations under capital leases	5,791	5,746
Long-term debt [note 1]	2,512	3,396

Total liabilities	44,127	47,078

Shareholders’ equity
Common shares, no par value, unlimited shares authorized, 56,782,963 and 56,747,963 issued and outstanding as at March 31, 2007 and as at December 31, 2006, respectively [note 6]	241,777	241,588
Contributed surplus	9,849	8,417
Deficit	(174,948)	(168,449)
Accumulated other comprehensive loss	(81)	—

Total shareholders’ equity	76,597	81,556

	120,724	128,634

See accompanying notes

Labopharm Q1 2007

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) [Unaudited]

	Outstanding common shares		Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
	#	$	$	$	$	$
Balance, Dec. 31, 2005	43,673,863	135,631	6,350	(144,584)	—	(2,603)

Net loss for the period	—	—	—	—	—	(6,797)
Issued on the exercise of stock options	176,000	1,124	(374)	(6,797)	—	750
Stock-based compensation	—	—	541	—	—	541

Balance, March 31, 2006	43,849,863	136,755	6,517	(151,381)	—	(8,109)

Balance, Dec. 31, 2006	56,747,963	241,588	8,417	(168,449)	—	81,556

Net loss for the period	—	—	—	(6,499)	—	(6,499)
Changes in unrealized loss on available-for-sale marketable securities	—	—	—	—	(81)	(81)

Comprehensive loss						(6,580)
Issued on the exercise of stock options	35,000	189	(74)	—	—	115
Stock-based compensation	—	—	1,506	—	—	1,506

Balance, March 31, 2007	56,782,963	241,777	9,849	(174,948)	(81)	76,597

See accompanying notes

Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

As at March 31, 2007 [Thousands of Canadian dollars, except share and per share amounts]

1. DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Quebec) is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell the pharmaceutical products incorporating the Company’s proprietary technologies. The future profitability of the Company is dependent upon such factors as the success of clinical trials, the approval by regulatory authorities of products developed by the Company, and the ability of the Company to successfully market, sell and distribute its products. It may be necessary for the Company to obtain additional financing to complete its projects. The long-term debt is collateralized by all of the Company’s assets except for its intellectual property.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the accompanying notes, included in the Company’s annual report. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim consolidated financial statements have been included.

The accounting policies used in preparation of these interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements, and are set forth in notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2006 included in the Company’s annual report, except as described in note 3 hereafter.

3. CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) recently released the following Handbook Sections: 3855, Financial Instruments—Recognition and Measurement; 1530, Comprehensive Income; 3251, Equity; 3865, Hedges; and 1506, Accounting Changes. The Company adopted these sections on January 1, 2007. The impact of the adoption of these sections on the Company’s interim consolidated financial statements is presented below.

Financial Instruments—Recognition and Measurement

This new Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures depending on the financial instrument’s classification. Additionally, changes in subsequent measurements, if any, are recognized in net income or comprehensive income depending on its classification.

Under the new Section, all financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. Also, all financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and non-trading liabilities, which should be measured at amortized cost using the effective interest method of amortization. The effective interest related to the financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading are included in net income for the period in which they arise. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income, or if there has been a loss in value of such investment that is other than a temporary decline, the investment should be written down and the impairment loss should be recognized in net income.

Labopharm Q1 2007

The Company has classified its cash and cash equivalents as held for trading, its marketable securities as available-for-sale and its accounts receivable have been classified as loans and receivables. Deferred financing costs have been deducted from the carrying value of the long-term debt. The accounts payable and the long-term debt have been classified as other financial liabilities. Upon initial application of this Section, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to the opening balance of deficit or accumulated other comprehensive income, depending on the classification of the existing asset or liability. The initial measurement of the financial instruments of the Company did not result in any adjustment to the opening balance of deficit or accumulated other comprehensive income and resulted in an unrealized loss on available-for-sale marketable securities of $81 recorded in accumulated other comprehensive loss in the current quarter.

Comprehensive Income (Loss) and Equity

Section 1530 establishes standards for reporting comprehensive income (loss) and as a result of the adoption of this new Section, the cumulative amount, i.e. accumulated other comprehensive income (loss), is presented separately under shareholders’ equity (deficiency) in the consolidated balance sheets and a reconciliation of the accumulated other comprehensive income (loss) as well as the comprehensive income (loss) for the period are presented in the consolidated interim statements of shareholders’ equity (deficiency).

Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that off-setting gains, losses, revenue and expenses are recognized in the same period. The adoption of this standard had no impact on the Company’s consolidated results of operations or financial position.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical [the standard provides specific guidance as to what is considered impractical]; expanded disclosures about the effects of changes in accounting policies, estimates and errors to the financial statements; and, disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. The adoption of this standard did not have a significant impact on the Company’s consolidated results of operations or financial position.

4. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are presented net of government assistance of $809 and $720 for the three-month periods ended March 31, 2007 and 2006, respectively.

5. INVENTORIES

	March 31, 2007 $	December, 31 2006 $
Raw materials	1,819	2,264
Intermediate finished goods	2,780	2,865
Finished goods	253	158

	4,852	5,287

Notes to Consolidated Financial Statements

6. CAPITAL STOCK

Authorized

Unlimited number of preferred shares, non-participating, non-voting, without par value

Unlimited number of common shares, voting, without par value

Capital Stock Transactions

During the three-month period ended March 31, 2007, 35,000 [2006—176,000] options were exercised for a total cash consideration of $115 [2006—$750]. For those options exercised for which a compensation expense had been previously recorded, capital stock was increased by $74 [2006—$374] and contributed surplus reduced by the same amount.

Stock Option Plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices, for the three-month periods ended March 31, 2007 and 2006 are as follows:

	2007		2006
	#	$	#	$
Balance, beginning of period	3,556,425	6.03	3,560,875	5.59
Granted	785,000	6.98	55,000	8.45
Exercised	(35,000)	3.30	(176,000)	4.26
Expired	(471,500)	10.26	(3,000)	9.76

Balance, end of period	3,834,925	5.73	3,436,875	5.71

Options eligible to be exercised	2,783,125	5.45	2,777,475	5.85

The fair value of options granted in the three-month periods ended March 31, 2007 and 2006 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

For the three-month periods ended	March 31, 2007	March 31, 2006
Expected volatility	0.62	0.66
Expected life	4.95 years	4 years
Risk-free interest rate	4.09%	4.05%
Dividend yield	Nil	Nil

The weighted average grant date fair value of stock options granted during the three-month period ended March 31, 2007 using the above assumptions amounted to $3.89 [2006—$4.47] per option.

7. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Labopharm Q1 2007

GENERAL INFORMATION

OFFICERS	INVESTOR RELATIONS
LABOPHARM INC.	Mark A. D’Souza
James R. Howard-Tripp	Chief Financial Officer
President and Chief Executive Officer	Telephone: (450) 686-0207
Fax: (450) 687-5860
Sylvie Bouchard, MD, Ph.D.	mdsouza@labopharm.com
Vice-President, Clinical Development
and Regulatory Affairs	Jason Hogan
Telephone: (416) 815-0700
Lynda P. S. Covello, LLB, LLM	Fax: (416) 815-0080
General Counsel and Corporate Secretary	jhogan@equicomgroup.com

Mark A. D’Souza
Chief Financial Officer

Uwe Erbrich, Ph.D.	All amounts in this report
Vice-President,	are in Canadian dollars,
Global Quality Assurance	unless otherwise stated.

Mary Anne Heino	Ce rapport trimestriel est disponible
Vice-President,	en francais sur demande.
Sales and Marketing

Damon Smith, B.Sc., Ph.D.	Printed in Canada
Vice-President,
Research and Development
LABOPHARM INC.
OFFICER	480 Armand-Frappier Blvd.
LABOPHARM EUROPE LIMITED	Laval, Quebec H7V 4B4
Anthony C. Playle	Telephone: (450) 686-1017
Managing Director	Fax: (450) 686-9141
www.labopharm.com
OFFICER	info@labopharm.com
LABOPHARM USA, INC.
Mary Anne Heino
President

Contramid® is a registered trademark of Labopharm Inc.

Labopharm Inc. 480 Armand-Frappier Blvd. Laval, Quebec H7V 4B4	Telephone: (450) 686-1017 Fax:(450)686-9141	www.labopharm.com info@labopharm.com

Exhibit 99.2

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark A. D’Souza, Chief Financial Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 15, 2007

(s) Mark A. D’Souza
Mark A. D’Souza
Chief Financial Officer

Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending March 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 15, 2007

(s) James R. Howard-Tripp
James R. Howard-Tripp
President and Chief Executive Officer